October 5, 2020

MediaAlpha, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 17, 2020

CIK No. 0001818383

Dear Messrs. Gessert and Clampitt:

MediaAlpha, Inc. (the “Company”) has today filed with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter and the Registration Statement set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated September 30, 2020 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to its Draft Registration Statement on Form S-1 submitted to the SEC on September 16, 2020 (“Amendment No. 1”). Clean copies of the Registration Statement and copies of the Registration Statement that have been marked to show changes made to Amendment No. 1 are enclosed for your convenience along with copies of this letter.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Financial statements and basis of presentation, page ii

1.

We note your responses to prior comments 5 and 7, including the fact that you identified Intermediate Holdco as the accounting acquirer and your disclosure on page ii that you determined not to include its historical financial statements in your filing because at the time it is contributed to you in the offering reorganization, its only assets will be the Class A-1 units of QL Holdings LLC and certain deferred tax assets and liabilities. Please provide us your analysis, including the specific guidance you relied upon, when determining that Intermediate Holdco’s historical financial statements are not required to be included.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company believes the historical financial statements of Intermediate Holdco are not required to be included in the Registration Statement for the reasons described below.

As disclosed in the Registration Statement, following the completion of the offering, the Company will be a holding company and its sole material asset will be all of the shares of its wholly owned subsidiary, Guilford Holdings, Inc. (“Intermediate Holdco”), which will in turn own all of the Class A-1 units of QL Holdings LLC (“QL Holdings”) and certain deferred tax assets (the “DTAs”) primarily related to historical net operating loss carryforwards attributable to periods prior to the offering, the estimated carrying value of which is approximately $1-2 million, net of the impact of the Tax Receivables Agreement.

As noted in the response to comment 5 in the response letter to the Staff dated September 16, 2020 (the “Prior Response Letter”), the Company has determined that it is a newly formed “business combination related shell company” as defined by Section 1160.3 of the Division of Corporation Finance – Financial Reporting Manual (“FRM”). Applying the guidance under Section 1160.1 of the FRM, the Company concluded that the historical financial statements required to be presented in the Registration Statement are those of its predecessor (as defined in Regulation C, Rule 405). As noted in the Prior Response Letter, the Company has identified QL Holdings as its predecessor and has therefore included the historical financial statements of QL Holdings in the Registration Statement.

As disclosed in the Registration Statement and noted in the Prior Response Letter, Intermediate Holdco has been identified as the accounting acquiror. When making such determination, the Company considered whether inclusion of the historical financial statements of Intermediate Holdco in the Registration Statement would be required or appropriate. The Company concluded that it would be not be required or appropriate to include such financial statements for the reasons described below.

As an initial matter, the Company is not aware of any SEC rule or guidance indicating that the historical financial statements of an entity are required simply because of its designation as an accounting acquiror. On the contrary, the “Recently Organized Registrant” guidance cited above is clearly applicable to the offering, and under that guidance, the Company has ruled out Intermediate Holdco as a predecessor or as a co-predecessor.

More importantly, the Company believes that the inclusion of the historical financial statements of Intermediate Holdco would not provide meaningful disclosure to investors. The historical financial statements of Intermediate Holdco would be prepared on a carve-out basis to report financial information about the MediaAlpha business on a different, and far less informative, basis than what is presented in the QL Holdings financial statements. In reaching this conclusion, the Company considered the following:

(i) Historically, Intermediate Holdco owned (a) a non-controlling interest in QL Holdings and (b) certain other investments and assets of White Mountains that are unrelated to those of QL Holdings. Prior to the offering, White Mountains will cause Intermediate Holdco to distribute or otherwise dispose of all of its investments and assets, other than the Class A-1 units of QL Holdings held by Intermediate Holdco and the DTAs, to a subsidiary of White Mountains. These disposed investments and assets have no relationship to the MediaAlpha business.

(ii) Immediately following the contribution of Intermediate Holdco to the Company in the offering reorganization, its only assets will be (a) a controlling interest in QL Holdings in the form of Class A-1 units of QL Holdings and (b) the DTAs. Intermediate Holdco will also have a $2.4 million reserve for uncertain tax position (the “UTP Reserve”). In connection with the contribution of Intermediate Holdco to the Company, White Mountains has agreed to be responsible for all pre-offering taxes of Intermediate Holdco. Currently, Intermediate Holdco has additional tax assets beyond the DTAs as well as certain tax payables (approximately $3.0 million) and liabilities (approximately $2.0 million). Satisfying these pre-offering taxes will result in Intermediate Holdco only having the DTAs and the UTP Reserve at the time of its contribution.

(iii) QL Holdings and its subsidiaries have not been consolidated into the historical financial statements of Intermediate Holdco since prior to February 26, 2019, when Insignia acquired a significant minority interest in QL Holdings. Given that Intermediate Holdco has historically owned a non-controlling interest in QL Holdings, the historical financial statements of Intermediate Holdco account for its investment in QL Holdings under the equity method of accounting, and Intermediate Holdco has elected the fair value option for such equity method investment. As such, the historical financial statements of Intermediate Holdco do not include the underlying assets, liabilities, equity, revenue or expenses of QL Holdings or its subsidiaries. Presenting the historical financial statements of Intermediate Holdco in addition to the historical financial statements of QL Holdings that are in the Registration Statement, which relate to the same business but have been prepared using different methods of accounting, would be potentially confusing to investors in evaluating the Company’s business.

(iv) The Company has concluded that the historical financial statements of Intermediate Holdco should be presented as if the Company never had the investments, assets, and liabilities that are unrelated to the MediaAlpha business in accordance with Staff Accounting Bulletin Topic 5.Z.7, “Accounting and Disclosure Regarding Discontinued Operations, Accounting for the Spin-off of a Subsidiary” to account for the disposition of the investments and assets of Intermediate Holdco held prior to Intermediate Holdco’s contribution to the Company. In particular, the Company notes that:

(a) these pre-offering transactions involve a distribution of unrelated investments, assets, and liabilities prior to the effectiveness of a registration statement in an initial public offering;

(b) the other investments, assets, and liabilities of White Mountains being distributed (which include investments, assets, and liabilities related to a management company, an investment management company and a manufacturing company) are dissimilar to QL Holdings (an insurance technology company);

(c) the other investments, assets, and liabilities of White Mountains being distributed have historically been, and will continue to be, managed and financed completely autonomously, with no common facilities and costs with, and no material financial commitments, guarantees or contingent liabilities to, each other after the distribution; and

(d) Intermediate Holdco has never prepared or distributed financial statements that include the investments, assets, and liabilities being distributed.

For the reasons discussed above, these carve-out historical financial statements of Intermediate Holdco will not provide any helpful information about the Company or the MediaAlpha business to investors beyond what will be included in the Registration Statement.

(v) As will be described in the Registration Statement, the estimated carrying value of the DTAs is approximately $1-2 million, net of the impact of the Tax Receivables Agreement (which accounts for the UTP Reserve).

The Company respectfully submits that the disclosure to be included in the Registration Statement regarding the value of the DTAs and the UTP Reserve, together with the historical financial statements of QL Holdings and the pro forma consolidated financial information already included in the Registration Statement, will provide investors with the information necessary to evaluate the impact of Intermediate Holdco on the Company’s organizational structure and financial position.

For the reasons discussed above, the Company has determined that inclusion of the historical financial statements of Intermediate Holdco is not required and would not be necessary for the adequate protection of investors.

Summary consolidated financial and operating data

Other financial and operational data, page 24

2.

We note your updated tabular presentation of Other financial and operational data. Please revise this table to present GAAP Gross profit and GAAP Gross margin with equal or greater prominence to avoid placing undue prominence on Contribution and Contribution Margin. Additionally within the tabular reconciliation under footnote (2), provide GAAP Gross margin prior to your disclosure of Contribution Margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The Company has revised its disclosure on pages 24, 26, 102, and 108 to address the Staff’s comments.

Risk Factors

Risks related to being a public company

We have identified material weaknesses in our internal control over financial reporting....., page 54

3.

You disclose that the second material weakness you identified resulted in the restatement of the financial statements of QL Holdings LLC for the year ended December 31, 2019. Based on your disclosures in the audited financial statements of QL Holdings LLC and subsidiaries beginning on page F-1, you also restated the consolidated financial statements of QL Holdings LLC and subsidiaries for the year ended December 31, 2018 in conjunction with the identification of the second material weakness. Please revise your disclosure accordingly.

Response: The Company respectfully submits that the second material weakness only resulted in the restatement of the financial statements of QL Holdings for the year ended December 31, 2019 related to (i) the classification of the redeemable Class A units of QL Holdings held by Insignia that included a redemption feature and (ii) the recording of accretion of the fair value of such Class A units. The redeemable Class A units were issued in connection with the Insignia transaction on February 26, 2019 and therefore had no effect on 2018. As described under the heading “Description of Restatement Adjustments” in note 2 to the audited consolidated financial statements, all restatement adjustments to the consolidated financial statements of QL Holdings and its subsidiaries resulting from the second material weakness related only to 2019. The first material weakness resulted in restatement adjustments to 2019 and 2018.

Management’s discussion and analysis of financial condition and results of operations

Key business and operating metrics

Contribution and Contribution Margin, page 105

4.

We note your response to prior comment 9 and understand that you do not present GAAP Gross profit on the face of your Consolidated statements of operations. However, considering that the amount calculated as revenue less cost of revenue is equal to GAAP gross profit, please rename the line item “Subtotal” throughout your prospectus as “Gross profit”. Your disclosure should indicate that Gross profit is the most directly comparable GAAP measure to Contribution.

Response: The Company has revised its disclosure on pages 25, 26, 107, and 108 to address the Staff’s comments.

Business

Our Platform

We connect insurance companies with websites where consumers shop for insurance, page 131

5.

We note your response to prior comment 13, including disclosure of how the average cost-per-click for your high-quality auto insurance partners in your platform for the twelve month period ended June 30, 2020 of approximately $37 is calculated and that you compare this measure to the average search engine cost-per-click in the broader insurance industry from 2019-2020 of $19. Tell us and enhance your disclosure to explain why it is appropriate to compare an auto insurance specific measure to a broader non-auto insurance industry measure. Additionally, disclose the quantitative information utilized to calculate the average cost-per-click for your high-quality auto insurance partners in your platform for the twelve month period ended June 30, 2020 of approximately $37.

Response: The Company has revised its disclosure on page 136 to remove such comparison and measures.

*        *        *

Should you have any questions or comments with respect to the Revised Registration Statement or this response letter, please contact C. Daniel Haaren at 212-474-1322.

Sincerely,

/s/ C. Daniel Haaren C. Daniel Haaren

David Gessert

Michael Clampitt

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Steve Yi, Chief Executive Officer

Tigran Sinanyan, Chief Financial Officer

Lance Martinez, General Counsel

MediaAlpha, Inc.

700 South Flower Street, Suite 640

Los Angeles, California 90017

VIA E-MAIL